THE
HYPERQUANTIFIED
ATHLETE &

Sports Non-fungible Token (NFT)





About Us &

What Is Apotheka Systems?

- **Apothēka** a SaaS company was founded in September 2018. Our SaaS platform decentralizes personal and medical records on Ethereum Blockchain to facilitate data security, integrity and interoperability.

- **Patented Proprietary Technology (Pat No. 10.885.170):** uses ironclad security, scalable distribution design of Blockchain and AI technologies

- Apothēka platform is **industry agnostic**, agile and customizable based on client's needs

Apothēka™

About Us &

What Is Apotheka Systems?

- **Competitively positioned** Technology stack on J.P. Morgan's Quorum-Ethereum (ConsenSys) for wallet & payment processing

- **Cross-enterprise Workflows** easily integrate-able with other eco-systems Ex: Solana, Cardano, Ethereum

- **Values:** Innovation / Trust / Reliability / Encompassing

- **Team Minority owned** and has combined 45+ years in deep-tech and deeper knowledge of various workstreams, business logic, healthcare policy in the healthcare space & sports Fans

Apothēka™

Executive Management Team



DENNIS MALIANI
CEO / Founder

Vast experience in the health-tech space, 13 years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, MemorialCare, Amgen etc. IPO readiness & portfolio management.



LUIS LOPEZ
COO

Over 20 years of experience in Healthcare at LA Care, Molina, Kaiser Permanente, Cedars Sinai etc. Start-up experience, and co-founder at Somega Healthcare Systems which was successfully sold.



VICTOR PISACANE
CTO

Formerly senior software architect, IBM Watson Health. Comes with 25 years of experience designing, developing and delivering software products in both startup environments and Fortune 500 companies.



CHRIS MANDERINO
CSO

Former NFL American football fullback originally signed by the Cincinnati Bengals as an undrafted free agent in 2006. Ex – player & coach at Doves Bologna American Football (Italy). Founder at LyfeFuel a plant-based lifestyle brand.


Apothēka™

Advisors

- **Dr. Melanie Rolli -** CEO and Chief Medical Officer. Piqur Therapeutics AG - Basel, Switzerland

- **Brad Bulent Yasar** Founder at Blockchain Investors Consortium (BIC)

- **Dr. Michael Penn –** Founding Partner at Health Equity Ventures, Investor, Board Member, Startup Advisor, Healthcare and Biotech STEM Diversity/Innovation Expert, Author and Speaker

- **Dr. Stephen Geller -** Chairman Emeritus, Pathology, Cedars-Sinai Medical Center/ Prof. Weill Cornell Medical College)

- **Ravi Bhatia -** Principal at Verano Capital Partners, experience "Big 4" & Fortune 500 companies

- **Henrique Dias -** Managing Partner, B&D Alternatives Investment Fund

Globant Awards 2021

Digital Disruptors – **Winners** USA & Canada





DIGITAL
DISRUPTORS

Globant
Awards

High Tech

Trendsetter

Dennis Maliani

CEO, Apotheka Systems Inc.

Apothēka™

Current Pipeline

Pipeline





Pipeline







Pipeline







Apothēka™











Opportunity (Problem We're Resolving)

The Hyperquantified Athlete

> "In 2018, the North American sports market had a value of about 71.06 billion U.S. dollars. This figure is expected to rise to 83.1 billion by 2023.
>
> The market is composed of the segments gate revenues, media rights, sponsorships and merchandising ~ *Statista 2021*

Technology, Measurement, And The Business Of Sports
Data Rights Management
Regulations
New Ways To Experience Sports
Security & Privacy
Monetization

Apothēka™

What's Trending In The NFT Space?

Top Five Most Expensive NFTs in the Field of Sports ~ *Joseph Henry, Tech Times 01 Aug 2021*



1. Statue of LeBron **($21.6 Million)**



2. MLB Champions Brett Gardner ($21.28 Million)



3. Jermall Charlo: Lions Only GOLD ULTIMATE ($19.1 Million)



4. Michael Jordan SportPunk ($5.06 Million)



5. Rare Diego Maradona 2020-21 ($4.3 Million)

People have spent more than $230 million buying and trading digital collectibles of NBA highlights *~ Jabari Young, CNBC March 2021*

USE CASE 1: The Hyperquantified Athlete (Data)

Data Points Captured

Body
- Real-time position
- Motion tracking
- Skin temperature
- Muscle stress/fatigue

Inside
- Heart rate
- Respiratory rate
- Blood oxygen and/or glucose levels
- Core body temperature
- Sleep quantity and quality
- Hormone levels

Feet
- Contact time
- Ball touches

Head
- Head impact
- Eye movement
- Rotational acceleration

Arms
- Arm speed
- Elbow stress

Legs
- Distance covered
- Acceleration/deceleration
- Stride length
- Top speed
- Jump height

Note: This list is not exhaustive.

Source: Deloitte analysis

VALUE PROPOSITION

 **GUARANTEED OWNERSHIP**

Transferable / Non-transferable NFTs

 **IMMUNE TO FRAUD**

Dynamic Vs Static NFTs

Apothēka™

6







USE CASE 2:

Miami Heat vs Charlotte Bobcats

OpenSea
nba
Marketplace
Stats
Resources
Create
582 results
Marketplace
Age 18-44
NFT
SUPER SAIYAN
Kobe Bryant
0.25
nbatopshotnft.eth
3
LaMelo Ball Collectibles
29.2707
Black Mamba | Super Saiyan
0.1

Inside

- Heart rate
- Respiratory rate
- Blood oxygen and/or glucose levels
- Core body temperature
- Sleep quantity and quality
- Hormone levels

1

Body

- Real-time position
- Motion tracking
- Skin temperature
- Muscle stress/fatigue

2

L. James SF - MIA		
61	22/33	9/12
PTS	FG	FT

- **Vertical Leap** - 40 Inches
- **Height** - 6FT 8Inches / **Weight** - 250 Lbs.
- **Heart Rate** - 162 ± 7 b·min −1 to 176 ± 4 b·min −1 (10,37)
- **Muscle Fatigue** Root Mean Square – RMS Pre 258.02 / RMS Post 283.60 ***March 3, 2014***

3

"Sports card on steroids

4

NFT

Competitors





















Apotheka's advantages

 Apotheka's **Patented** Proprietary Technology provides guaranteed NFT inner value and liquidity.

 Compatible, secure and scalable with various Ethereum ecosystems, Solana etc.

 Agile & nimble tech stack, unlike its competitors Apotheka helps you set your own economics for increased fan engagement and higher monetization.

 Any Crypto Assets can be added to NFT vault unlike its competitors with the help of Apotheka's cross enterprise workflows.

How Do We Make Money?

USA Sports Market Growth **($83.1 billion by 2023)** ~*Statista 2021*

$250K

**Return/Reward
100%**

**PER TEAM: Apotheka SaaS Platform
Subscriptions $125K / Year Average** Licensing **&
$250K / Year Average** Support + Services Fees

$292.8+B

**Return/Reward
1%-6%**

Licensing - Licensing International's 2020 Global
Licensing Survey reveals that sales of licensed
goods have climbed 4.5 percent; **Global Sales**
$292.8+ Billion

13.95 M

**Return/Reward
3%-6%**

Fans engagement - 13.95 million social media
impressions - June 2019, Boston Red Sox Vs. New
York Yankees in UK

$20 M

**Return/Reward
3%-12%**

Health Data/Research - Biotech and Insurance
Companies Paying Patients for Data Us
*The average cost of phase 1, 2, and 3 clinical trials
across therapeutic areas is around $4, 13, and 20
million respectively ~ FDA*

Apothēka™